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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                           NATIONAL RECORD MART, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    637355108
                                 (CUSIP Number)


                          DAVID WEINER C/O W-NET, INC.,
                        13743 VENTURA BLVD., SUITE 200,
                     SHERMAN OAKS, CA 91423 (818) 385-0405
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                OCTOBER 30, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 637355108                   13D                 Page  1  of  6  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     David Weiner
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 255,500 Shares
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0 Shares
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    255,500 Shares
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0 Shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     255,500 Shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER

         TITLE OF CLASS OF EQUITY SECURITIES:  Common Stock

         NAME AND ADDRESS OF ISSUER:   National Record Mart, Inc. (the "Issuer")
                                       507 Forest Avenue
                                       Carnegie, PA 15106



ITEM 2.  IDENTITY AND BACKGROUND

(i)      (A)  NAME:  David Weiner (the "Reporting Person")

         (B)  BUSINESS ADDRESS: W-Net, Inc., 13743 Ventura Blvd., Suite 200
                                Sherman Oaks, CA  91423

         (C)  PRINCIPAL OCCUPATION AND BUSINESS ADDRESS:
                         President, W-Net, Inc.,
                         13743 Ventura Blvd., Suite 200
                         Sherman Oaks, CA  91423

         (D)  CRIMINAL PROCEEDINGS:  None

         (E)  CIVIL PROCEEDINGS:  None

         (F)  CITIZENSHIP: U.S.A.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds were used for the purchase of securities.


ITEM 4.  PURPOSE OF THE TRANSACTION

The purchase of the securities was for investment purposes. The Reporting Person intends to review on a continuing basis his investments in the Issuer's common stock and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional common stock of the Issuer in the open market or in privately negotiated transactions. Depending on the factors discussed herein, the Reporting Person may, from time to time, retain or sell all or a portion of his holdings of the Issuer's common stock in the open market or in privately negotiated transactions and such privately negotiated purchases or sales may be made at any time, without further prior notice. Any actions that the Reporting Person might undertake with respect to the Issuer's common stock will be dependent upon his review of numerous factors, including, among other things, the availability of the Issuer's common stock for purchase and the price levels of such common stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Issuer and other further developments.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 255,500 shares of the Issuer's common stock which is approximately 5.1% of the Issuer's outstanding common stock.

(b) The Reporting Person has the sole power to vote and dispose of 255,500 shares of the Issuer's common stock. The Reporting Person does not share voting or dispositive power over any of his shares of the Issuer's common stock.

(c) The Reporting Person has effected the following transactions involving the Issuer's common stock during the last 60 days:

         700 shares purchased on September 18, 2000 in an open market transaction at $1.0937 per share.

         300 shares purchased on September 18, 2000 in an open market transaction at $1.25 per share.

         1,000 shares purchased on September 18, 2000 in an open market transaction at $1.00 per share.

         500 shares purchased on September 18, 2000 in an open market transaction at $1.4687 per share.

         4,000 shares purchased on September 18, 2000 in an open market transaction at $1.125 per share.

         1,000 shares purchased on September 18, 2000 in an open market transaction at $1.0625 per share.

         1,000 shares purchased on September 18, 2000 in an open market transaction at $1.0937 per share.

         4,000 shares purchased on September 18, 2000 in an open market transaction at $0.9687 per share.

         100 shares purchased on September 18, 2000 in an open market transaction at $1.4375 per share.

         300 shares purchased on September 18, 2000 in an open market transaction at $1.125 per share.

         1,000 shares purchased on September 18, 2000 in an open market transaction at $1.0937 per share.

         1,900 shares purchased on September 18, 2000 in an open market transaction at $1.00 per share.

         2,600 shares purchased on September 18, 2000 in an open market transaction at $1.4687 per share.

         4,000 shares purchased on September 18, 2000 in an open market transaction at $1.00 per share.

         900 shares purchased on September 18, 2000 in an open market transaction at $1.3750 per share.

         1,100 shares purchased on September 18, 2000 in an open market transaction at $1.125 per share.

         137 shares purchased on September 18, 2000 in an open market transaction at $1.00 per share.

         363 shares purchased on September 18, 2000 in an open market transaction at $0.9062 per share.

         100 shares purchased on September 18, 2000 in an open market transaction at $1.3437 per share.

         500 shares purchased on September 18, 2000 in an open market transaction at $0.9062 per share.

         1,000 shares purchased on September 18, 2000 in an open market transaction at $0.9687 per share.

         500 shares purchased on September 18, 2000 in an open market transaction at $1.0937 per share.

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         4,000 shares purchased on September 18, 2000 in an open market transaction at $1.50 per share.

         5,000 shares purchased on September 19, 2000 in an open market transaction at $1.00 per share.

         2,000 shares purchased on September 20, 2000 in an open market transaction at $1.125 per share.

         1,300 shares purchased on September 20, 2000 in an open market transaction at $0.9375 per share.

         1,200 shares purchased on September 20, 2000 in an open market transaction at $0.9687 per share.

         4,500 shares purchased on September 20, 2000 in an open market transaction at $1.00 per share.

         1,000 shares purchased on September 20, 2000 in an open market transaction at $0.9375 per share.

         6,700 shares purchased on September 22, 2000 in an open market transaction at $0.75 per share.

         2,800 shares purchased on September 22, 2000 in an open market transaction at $0.9375 per share.

         500 shares purchased on September 22, 2000 in an open market transaction at $0.9062 per share.

         100 shares purchased on September 25, 2000 in an open market transaction at $0.875 per share.

         100 shares purchased on September 25, 2000 in an open market transaction at $0.625 per share.

         5,000 shares purchased on September 26, 2000 in an open market transaction at $0.5312 per share.

         100 shares purchased on September 27, 2000 in an open market transaction at $0.5625 per share.

         5,400 shares purchased on September 28, 2000 in an open market transaction at $0.50 per share.

         1,200 shares purchased on October 2, 2000 in an open market transaction at $0.5937 per share.

         4,000 shares purchased on October 6, 2000 in an open market transaction at $0.50 per share.

         1,000 shares purchased on October 6, 2000 in an open market transaction at $0.4375 per share.

         100 shares purchased on October 9, 2000 in an open market transaction at $0.50 per share.

         1,500 shares purchased on October 10, 2000 in an open market transaction at $0.4687 per share.

         500 shares purchased on October 10, 2000 in an open market transaction at $0.50 per share.

         500 shares purchased on October 10, 2000 in an open market transaction at $0.4062 per share.

         5,400 shares purchased on October 13, 2000 in an open market transaction at $0.50 per share.

         600 shares purchased on October 13, 2000 in an open market transaction at $0.4062 per share.

         200 shares purchased on October 16, 2000 in an open market transaction at $0.375 per share.

         100 shares purchased on October 17, 2000 in an open market transaction at $0.50 per share.

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         5,000 shares purchased on October 18, 2000 in an open market transaction at $0.2812 per share.

         10,000 shares purchased on October 18, 2000 in an open market transaction at $0.3125 per share.

         5,000 shares purchased on October 18, 2000 in an open market transaction at $0.27 per share.

         100 shares purchased on October 19, 2000 in an open market transaction at $0.3437 per share.

         10,000 shares purchased on October 20, 2000 in an open market transaction at $0.19 per share.

         200 shares purchased on October 24, 2000 in an open market transaction at $0.24 per share.

         5,000 shares purchased on October 25, 2000 in an open market transaction at $0.27 per share.

         15,000 shares purchased on October 25, 2000 in an open market transaction at $0.30 per share.

         10,000 shares purchased on October 30, 2000 in an open market transaction at $0.42 per share.

         5,000 shares purchased on October 30, 2000 in an open market transaction at $0.38 per share.

         5,000 shares purchased on October 30, 2000 in an open market transaction at $0.36 per share.

         15,000 shares purchased on October 30, 2000 in an open market transaction at $0.35 per share.

         1000 shares purchased on October 31, 2000 in an open market transaction at $0.50 per share.

         1000 shares purchased on November 2, 2000 in an open market transaction at $0.40 per share.

(d)      No such person is known.

(e)      Not Applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No contracts, arrangements, understandings or relationships with respect to securities of the Issuer exist.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable as none exist.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 7, 2000



                                         By: /s/ DAVID WEINER
                                             ------------------
                                             Name: David Weiner
                                             Title: